EXHIBIT 99.2

                       Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



                           ANNOUNCEMENT TO THE MARKET

                 Equity participations in Credicard and Orbitall


1.   The Credicard Conglomerate is comprised of three companies:
        o  Credicard Banco S.A. - a credit card issuer
        o Orbitall - processes transactions for Credicard and other credit card issuers
        o  Redecard - relationship with commercial establishments

     The controlling shareholders of all three companies are, in equal parts, ITAU, Citigroup and Unibanco.

     After 33 years of partnership, unfailingly amicable relations and resounding success, the three partners have decided to take different steps as regards their interests in the Credicard Conglomerate.

2. Credicard - The equity of Credicard Banco S.A. was until now owned in equal parts by three partners: ITAU, Citigroup and Unibanco, this latter indirectly through a subsidiary.

     From this day on, ITAU will become the owner of 50% of Unibanco's indirect equity participation in Credicard Banco S.A., thus increasing its participation in the capital of the company to 50%, resulting in a bottom-line investment of approximately R$ 768 million, including estimated goodwill of R$ 720 million, calculated according to the forecasted future profitability of Credicard Banco S.A.

     Citigroup and Unibanco have also established in this date their negotiations aiming to increase Citigroup's stake in Credicard Banco S.A. to 50%. ITAU and Citigroup will enter into a new shareholders' agreement for managing Credicard Banco S.A. in such a way as to capture the greatest possible number of synergies among the company and the partners.

     Credicard Banco S.A. is Brazil's largest credit card issuer, with 7.6 million credit cards issued (September 2004), assets totaling R$3.3 billion (September 2004) and net income of R$176.5 million (January to September
     2004).

     This transaction will enable ITAU to reinforce its presence in the Brazilian credit card market and, through its subsidiary Itaucard, to attain a 20.1% market share by number of credit cards, which represents the leadership in the market for domestically and internationally widely accepted credit cards.

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     The growth in this market deserves special mention: according to ABECS -
     Brazilian Association of Credit Card and Related Services Companies, the number of credit cards in circulation in 1991 totaled 7.9 million, generating 105.7 million transactions. By September 2004, the number of credit cards in circulation had grown to 51.1 million, generating 1,085 million transactions from January to September 2004. Put another way, the average annual growth in the number of cards in circulation from 1991 to September 2004 was 15.8%, and 22.3% for the number of transactions. It is ITAU's opinion that credit cards will continue to be one of the fastest growing products in the retail finance market.

     Clients of Credicard will continue to be served in the same way they are today.

3. Orbitall - Up to the present, Orbitall has had the same shareholder structure as Credicard Banco S.A. (item 2 above). As part of the negotiations, ITAU will acquire the equity participations of Citigroup and Unibanco in Orbitall for R$ 281 million, including estimated goodwill of R$ 235 million. The new shareholder structure can be seen below:

                        Before                                  After

        33.33%          33.33%          33.33%                 100.00%
        Itau            Citigroup       Unibanco                Itau

                        Orbitall                                Orbitall

     Orbitall is leader in the Brazilian credit card processing industry, serving approximately 16.1 million cards. It offers commercial information processing services to any client that utilizes credit cards as a means of payment, which enables it to diversify its product offering, which today includes Vouchers, Consumer Finance and Private Label cards.

     Total assets amounted to R$ 419.5 million in September 2004 and net income for the nine months to September 2004 was R$ 33 million.

     Orbitall will continue its activities as an independent card processor, offering its services to all its existing clients as well as seeking new clients. We hope to achieve operating synergies with the company, generating productivity and efficiency gains estimated at R$ 50 million per year, which will enable the company to offer its services at even more competitive prices.

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4.   These transactions represent a substantial expansion of ITAU's presence in the strategic credit card market and offer exceptionally attractive opportunities to also participate in the growing Private Label market.

5. In these transactions, ITAU recognizes and values above all the quality of management of these companies, leaders in their respective markets and abundantly endowed with employee talent.

6. Redecard - The shareholder structure of Redecard will remain unaltered. Shareholders ITAU, Citigroup and Unibanco will continue to own 31.94% of Redecard's equity each, the remaining 4.17% continuing to belong to Mastercard.

     Redecard is responsible for capturing and transmitting the debit and credit card transactions of the brands MasterCard, Mastercard Maestro, RedeShop, MasterCard ElectronicTM, Maestro and Diners Club International as well as food, meal and fuel voucher brands. Net income for the first nine months of the year amounted to R$ 95.7 million. At September 30 2004, Redecard had stockholders' equity of R$ 50.9 million.

7. Results of the operation are not expected to have a significant impact on the performance of ITAU during the next three years.

8. The above-mentioned transactions are subject to certain conditions agreed upon between the shareholders of the Credicard Conglomerate, including approval by the regulatory authorities.

9. These transactions confirm ITAU's confidence in the future of this country, its commitment to Brazilian financial markets and its certainty that they will enhance client satisfaction and create value with responsibility for shareholders.


                           Sao Paulo, November 8 2004

                             Alfredo Egydio Setubal
                           Investor Relations Director